

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Tianhang Xiao
Chief Executive Officer, Director, and Chairman
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

> **Re: Xuhang Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 1, 2024**
> **File No. 333-271029**

Dear Tianhang Xiao:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed March 1, 2024

General

1. We note your references to an "assumed" or "expected" initial offering price per share of $4.00 throughout the filing. Because you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please revise your disclosure to provide a bona fide estimate of a range of the maximum offering price per share, rather than an "assumed" or "expected" price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

Dilution, page 71

2. You disclose each 1.0 million increase (decrease) in the number of Ordinary Shares offered would increase (decrease) as adjusted net tangible book value per share after this offering by US$0.05 per Ordinary Share and the dilution per share to new investors participating in this offering by US$0.95 per Ordinary Share. Please provide us your calculation for these amounts.

Material Income Tax Considerations, page 183

3. As it appears that both Conyers and AllBright are providing short-form tax opinions, please revise this section to state that the statements under Cayman Islands Taxation are the opinion of Conyers and the statements under Enterprise Taxation in Mainland China are the opinion of AllBright. Also revise the last paragraph of Exhibit 5.1 accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for further guidance.

Note 18 - Subsequent events, page F-67

4. We note your entry into several revolving lines of credit in the form of overdraft agreements, including two agreements entered into on December 19, 2023 with the Bank of China Beijing Xuanwu Branch, "overdraft agreements" on December 22, 2023 with Shangtang Branch of Hangzhou United Rural Commercial Bank Co., Ltd., and "overdraft agreements" on January 4, 2024 with Beijing Zhingguancun Bank Co., Ltd. Please file these agreements as exhibits to this registration statement in accordance with Item 601 of Regulation S-K.

Exhibit 5.1

5. Please delete as inappropriate the assumption contained in section 2.6. Refer to Sections II.B.1.a and II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.

Exhibit 8.1

6. It appears that the opinion in section 3(vi) constitutes a short-form tax opinion per Section III.B.1.a of Staff Legal Bulletin No. 19. Please revise to state that the statements "under sections entitled 'Material Income Tax Consideration' with respect to the PRC tax laws and regulations" constitute your opinion.

Resale Prospectus

7. With respect to the resale prospectus:
    - Revise to explain the difference between the two selling shareholders named "Julian Network Technology Co., Limited." In this regard we note that they are wholly owned by different individuals.
    - Revise to delete the reference to the primary and secondary offerings being conducted "concurrently," as it appears that the resale offering will begin only once your ordinary shares are listed and the initial public offering is complete.
    - Revise your statement that the selling shareholders "have not had a material relationship with the Company within the past three years" to include the company's predecessors and affiliates, as well. Refer to Item 507 of Regulation S-K.
    - Disclose any natural persons that control the selling shareholders and that have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K.

- Disclose the circumstances under which the selling shareholders received the shares covered by the resale prospectus, as well as how long the selling shareholders have held such shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq.